LINUX GOLD CORP.

MANAGEMENT DISCUSSION AND ANALYSIS
DATED January 29, 2008

The following discussion of the results of operations of the Company for the third fiscal quarter ending November 30, 2007 and in comparison to the prior year, should be read in conjunction with the Company’s Audited Financial Statements and accompanying notes for the year ended February 28, 2007.

All amounts are in Canadian dollars unless otherwise stated.

Overall Performance

The Company is involved in exploration of mineral properties. Our current plans are to joint venture and explore our mineral properties in Northern B.C., Alaska and China. The Company has acquired a 100% interest in the TY and ORO properties in B.C. and has a 50% interest in the Fish Creek property in Alaska, which is optioned to Teryl Resources Corp. (a related company). The Company owns 12 State of Alaska mining claims (760 acres) located on the Dime Creek alluvial gold and platinum deposit.

As at November 30, 2007, the Company had a working capital deficit of $6,342 as compared to working capital of $340,634 at November 30, 2006. For the nine months ending November 30, 2007, the Company had a net loss of ($1,720,586) or ($0.02) per share as compared to a net loss of ($2,511,362) or $(0.04) per share for the nine months ended November 30, 2006.

Selected Interim Information

The following information is derived from our interim financial statements for the nine month periods ended November 30, 2007 and 2006 and the most recently completed financial year ended February 28, 2007:

	November 30, 2007	November 30, 2006	February 28, 2007
Net sales or total revenues	$nil	$nil	$nil
Net income or (loss) - per share undiluted - per share diluted	(1,720,586)	(2511,362)	(3,898,870)
	(0.02)	(0.04)	(0.06)
	(0.02)	(0.04)	(0.06)
Total assets	489,231	909,969	737,837
Total long-term financial liabilities	$nil	$nil	$nil
Cash dividends declared per share	$nil	$nil	$nil

Results of Operations

We have not received any revenue since our entry into the mineral exploration business.

Mining and Exploration Operations

Fish Creek Claims, Alaska

We currently own a 50% joint venture interest in 30 state of Alaska mining claims, comprising 1,032 acres, known as the Fish Creek Prospect, located in the Fairbanks Mining District in Alaska. These claims are subject to an option agreement with Teryl Resources Corp. Teryl Resources Corp. may purchase the 5% net royalty for $500,000 U.S. within 1 year after production on a 25% working interest. Teryl also agrees to expend a minimum of $500,000 U.S. after three years from the date of the agreement. The claims are legally maintained by recording an affidavit of annual labor for a minimum expenditure of $100 per claim ($3,000 total) and by paying annual rental to the State of Alaska in the amount of $130 per claim ($3,900 total). All mechanized exploration activity must be permitted by the Alaska Division of Mining, Alaska Department of Fish and Game, and the U.S. Corps of Engineers. Water can be withdrawn from Fish Creek to support exploration activities with oversight from the Alaska Department of Conservation. Currently, we are permitted to conduct exploration by drilling. To the best of our knowledge, we are operating in compliance with all applicable environmental regulations. There currently are no unusual social, political or environmental encumbrances to mining on the project. We currently hold a valid exploration permit on the project. Additional permits for future work will be acquired from the Division of Mining, Alaska Department of Fish and Game, and the U.S. Corps of Engineers on an as-needed basis.

The Fish Creek project is located 25 miles north of Fairbanks in an important mining district with permissive land status and excellent road access to the property. Currently, there are only primitive trails developed within the property to access exploration sites. The project is located within metamorphic and plutonic host rocks that are similar in composition and age to rock units that contain commercially viable mineralization elsewhere in the Fairbanks Mining District. The property is also located on a drainage that was mined extensively for alluvial gold in the past both upstream and downstream of the Fish Creek project. Limited exploration conducted between 1992 and 2003 did not reveal significant bedrock exposures of mineralization, however, very widely spaced placer drilling over a large area of the property conducted in 1996 indicated the presence of placer gold in the alluvial deposits. More extensive and closer spaced placer gold drilling conducted in 2004 confirmed the presence of significant concentrations of placer gold on the claims.

Two independent technical consultants are utilized by the Company for work on the Fish Creek property. Evaluations for alluvial (placer) gold are managed by Jeff Keener of NordWand Enterprize, P.O. Box 82811, Fairbanks, Alaska, 99708, USA.

Mr. Keener is a graduate of the University of Alaska, with a B.S. degree in Geology (1991). Mr. Keener is a member of the Alaska Miners Association and has applied for membership with the American Institute of Professional Geologists. From 1986 to the present he has been actively employed in various capacities in the mining industry in numerous locations in Alaska, Nevada, Arizona, and California and is recognized as an expert in the field of placer examination.

For lode gold exploration we utilize Avalon Development Corp. of Fairbanks, Alaska, to conduct any proposed exploration work on the Fish Creek Property. Mr. Curt Freeman is the President of Avalon Development Corporation, P.O. Box 80268, Fairbanks, Alaska, 99708, USA. Mr. Freeman is a graduate of the College of Wooster, Ohio, with a B.A. degree in Geology (1978), and a graduate of the University of Alaska with an M.S. degree in Economic Geology (1980). Mr. Freeman is a licensed geologist in Alaska (AA#159) and is a member of the American Institute of Professional Geologists (CPG#6901), the Society of Economic Geologists, the Geological Society of Nevada, the Alaska Miners Assoc. and the Prospectors and Developers Assoc. of Canada. From 1980 to the present, he has been actively employed in various capacities in the mining industry in numerous locations in North America, Central America, South America, New Zealand and Africa.

A ground magnetic survey was completed on the Fish Creek property on November 20, 2003 on the right limit (southeast) side of Fish Creek Valley, approximately 600 – 700 feet down-valley from the toe of the Fort Knox mine fresh water supply dam. This program was an orientation survey to test the right limit bench of Fish Creek for a suspected buried placer gold-bearing channel. Magnetic surveys of this type have been successful in locating elevated magnetic field intensities associated with the heavy, magnetic mineral concentrations often associated with placer gold accumulations. The field survey consisted of two lines with 200-foot line spacing and 10-foot station spacing, which appears to provide sufficient detail to extrapolate magnetic data between lines. Signatures from the two traverses are interpreted to cross five features, of which three have the possibility of being associated with alluvial concentrations of various characteristics. A program of additional ground magnetics surveying followed by trenching and/or large-diameter auger drilling to evaluate the two most promising alluvial gold targets was recommended for early 2004.

In the 2004 drilling program, samples were collected every five feet. Placer samples were concentrated on-site with a small hydraulic concentrator and panned to extract the visible gold. The placer gold particles were dried and weighed with a precision Haigis balance and retained in glass sample vials. Placer analysis was performed by Mr. Keener, who also is storing the gold samples and concentrate reject in his office located in Fairbanks, Alaska. Bedrock samples were collected in large sample bags and transported to the Kinross rock core storage facility in Fox, Alaska where they were subsequently transferred to Alaska Assay Laboratory for splitting and preparation. Reduced samples were sent to Nevada Assay Laboratory of Reno, Nevada to be analyzed for 69 elements by ICP-MS techniques and for gold by fire assay. The pulps and rejects are being stored by Alaska Assay Laboratory at their facility in Fairbanks, Alaska. Bedrock chip samples, collected every five feet from the two lode holes, are retained in conventional chip trays and are being stored in Mr. Keener’s Fairbanks office.

In June, 2005, we commenced an auger drilling program near Too Much Gold Creek to collect soil samples from the top of bedrock. An auger track rig was used to drill 36 holes to a maximum depth of 60 feet on lines spaced 500 feet apart where holes were spaced 200 feet apart. No significant mineralization was found in the 2005 soil sampling program. Soil samples were transferred to Alaska Assay Laboratory in Fairbanks, Alaska, for preparation and were analyzed by ICP-MS for 69 elements and fire assay for gold by Reno Assay Laboratory in Reno, Nevada. Pulps and rejects are being stored by Alaska Assay Laboratory at their Fairbanks facility. The total cost for the 2005 soil sampling program was $16,000.

Currently, there are no resources or reserves on the Fish Creek property that comply with the Canadian Institute of Mining and Metallurgy (CIM) Standards on Mineral Resources and Reserves Definitions and Guidelines adopted by CIM Council on August 20, 2000. While encouraging in its results, the drill-hole density of the 2004 placer drilling campaign at Fish Creek was not sufficient to allow estimation of CIM compatible resources or reserves.

Additional work on the Fish Creek property will be based on results from the previous drilling programs. Each successive phase of exploration is dependent on generation of encouraging results from the previous programs and the increasing potential for delineation of commercially viable resources on the project.

In October 2006, six new geophysical targets were located on the Fish Creek property. An interpretive report titled “Proposed Drill Sites, Fish Creek Gold Property, Fairbanks Mining District, Alaska.” Fugro Airborne Survey, Inc., under contract to Fairbanks Gold Mining, Inc./Kinross Gold, initiated an HEM Airborne geophysical area and identified six main targets on the Fish Creek property.

The following interpreted targets are based on linear resistivity features inferring regional structural trends. Conductive gradients at depth or along a structure suggest areas of higher fracture density. The high magnetic anomalies with good depth extent are interpreted as intrusives and the linear magnetic highs may be calc-silicates.

Proposed Drill Site 01: Interpreted Target – Conductive Shear / High Fracture Density Proposed Drill Site 02: Interpreted Target – Conductive Shear / High Fracture Density Proposed Drill Site 03: Interpreted Target – Calc-silicate / High Fracture Density Proposed Drill Site 04: Interpreted Target – Calc-silicate / High Fracture Density Proposed Drill Site 05: Interpreted Target – Intrusive Contact / High Fracture Density Proposed Drill Site 06: Interpreted Target – Manto Type Magnetic Anomaly

Together with Teryl Resources Corp. we planned to implement an exploration program during the winter of 2006 on the Fish Creek gold property. Linux Gold Corp. has received permits to conduct exploration drilling on the Fish Creek property.

There currently are no resources or reserves on the Fish Creek property that comply with the Canadian Institute of Mining and Metallurgy (CIM) Standards on Mineral Resources and Reserves Definitions and Guidelines adopted by CIM Council on August 20, 2000. While encouraging in its results, the drill hole density of the 2004 placer drilling campaign at Fish Creek was not sufficient to allow estimation of CIM compatible resources or reserves

Additional work on the Fish Creek property will be based on results from the previous drilling programs. Each successive phase of exploration is dependent on generation of encouraging results from the previous programs and the increasing potential for delineation of commercially viable resources on the project. A two phase program has been recommended as follows:

1.

Infill Reverse Circulation Drilling: Infill drilling using large diameter reverse circulation methods is warranted on the property to better define the placer gold mineralization outlined in 2004. Previous experience by Keener and other operators within the Fish Creek drainage has shown that drilling is an effective method of sampling and valuating the placer deposit and provides predictable estimates of subsequent production. Previous work suggests that drilling to obtain samples with volumes of 0.05 cubic yards each are adequate to estimate the volume and value of the placer gold deposit. Sampling procedures similar to those utilized in 2004 should be followed except that the volume of each sample should be measured to provide a more accurate estimate of the gold grades and to evaluate the recovery of the drilling system. Additionally, all holes should be continued into bedrock for at least 25 feet to test for the presence of lode gold mineralization. The primary goal of this program would be to enable industry acceptable mineral resources to be calculated between the two lines of drilling completed in 2004. A secondary goal would be to determine if significant lode gold mineralization exists in the area drilled. Recommended future work on the Fish Creek property should include drilling 20 reverse circulation drill holes (8” diameter) for a total of 1,600 feet of drilling. Construction of an all-weather creek crossing for off- road vehicles, near the mouth of Odden Creek, will facilitate this work. The estimated cost of such work is $50,000. Fieldwork will take about one to two weeks, whereas sample analysis and reporting will take an additional two to four weeks.

2.

Step-out Reverse Circulation Drilling: if results of the phase 1 infill drilling are encouraging, step-out drilling using large diameter reverse circulation methods is warranted on the property to expand on the placer gold mineralization outlined in 2004. Sampling procedures similar to those utilized in 2004 should be followed except that the volume of each sample should be measured to provide a more accurate estimate of the gold grades and to evaluate the recovery of the drilling system. Additionally, all holes should be continued into bedrock for at least 25 feet to test for the presence of lode gold mineralization. The primary goal of this program would be to enable industry compliant mineral resources to be calculated for areas of the property that lie up and downstream from the 2004 drill lines. A secondary goal would be to determine if significant lode gold mineralization exists in the area drilled.

Recommended future work on the Fish Creek property should include drilling 55 reverse circulation drill holes (8” diameter) for a total of 4,400 feet of drilling. Construction of an all-weather creek crossing for off-road vehicles, near the mouth of Odden Creek, will facilitate this work. The estimated cost of such work is $150,000. Fieldwork will take about two to three weeks, whereas sample analysis and reporting will take an additional four to six weeks.

The technical disclosure for the Fish Creek Property is prepared under the supervision of Curt Freeman, a qualified person as that term is defined in NI 43-101, Standards of Disclosure for Mineral Projects.

TY Gold Property, Bralorne Mining District, British Columbia

The Ty and ORO properties are located adjacent to one another and roughly 6 miles east of Goldbridge, British Columbia. Access to the property from either Goldbridge (10 km west) or Lillooet (96 km east) is readily gained by way of a gravel highway, which runs along the north side of Carpenter Lake. Since the property is situated close to the coast of British Columbia and lies between 640 and 1040 meters altitude, it has reasonably long, warm summers and short, crisp winters.

The Alpha zone is situated in a 20 meter wide shear zone in massive green and purple volcanics. It strike N80E and dips vertically. The Beta zone is not explored over its full width due to bedrock depths at both ends of the backhoe trenches being beyond the digging range of a backhoe. The zone strikes NE/SW and dips 30° - 50° NW. It is bounded on the hanging wall by a 3 – 5 cm wide, rusty shear which shows well developed slickensides and graphite (the footwall side was not exposed because the bedrock surface slopes off too steeply and is beyond digging range).

The Beta zone may have a hanging wall and footwall vein – as is typical of gold systems in the Bridge River area and many other vein gold districts (i.e. the Motherlode system of California). This would explain the presence of two intersections in some of the holes. The geology of the zone is not yet understood, as rotary drill cuttings are not as informative as drill core.

On May 2, 2003 we announced that we had acquired an option to a 100% interest in 21 units in the Bralorne/Lillooet mining division in British Columbia, called the TY Gold Property. We will pay $30,000 over three years and 150,000 common shares. The TY Gold Property is subject to a 2% net smelter interest (NSR). We have an option to purchase each 1% NSR for $1,000,000 prior to production. The TY Gold Property is adjacent to our newly acquired ORO Property. We now have a total of 41 units in the Bralorne area.

Previous drilling completed on the TY Gold Property on the Beta zone encountered values up to 5 feet of 5.86 oz/ton silver and 1.129 oz/ton gold. Additional drilling was recommended by Sampson Engineering Inc. to further explore the Beta zone.

In August 2003, we completed a phase I drill program. Four diamond drill holes of approximately 200 feet each in length were drilled in the Beta Gold zone to confirm the high-grade results of drilling in 1987.

All four holes drilled have encountered extensive stockwork zones and listwanite alteration, favourable geology for hosting Bralorne-type gold deposits. The core was split and assayed for gold and silver. Soil sampling is also underway to ascertain the strike length and surface extent of the Beta zone. Based on drill results, a phase II, 3,000 foot diamond drilling program will be recommended to explore the western side of the Beta zone.

On September 2, 2003, we announced that additional units had been staked surrounding the Company’s TY Gold property and in several strategic locations in the Bralorne Mining District. Four diamond drill holes have been completed on the TY Gold property to confirm the high-grade results. Results from the 4 holes are expected in early September.

In September 2003, we continued a second phase of drilling on the TY Gold property. The purpose of the program was to confirm high-grade results encountered by previous drilling on the property.

On November 6, 2003, we announced that diamond drilling results from Holes 3TD-1 through 6. Gold values were mixed though generally low-grade with slightly elevated lead/zinc values over minor intervals. The highest gold value seen (1.48 g/t – hole 3TD 1:84’-89’) occurred within a highly stockworked, altered volcanic breccia.

While favorable gold indicators such as listwanite alteration, abundant stockworking and arsenopyrite mineralization were frequently encountered gold values were somewhat lower than anticipated. The drill program is to be extended for additional holes in an attempt to intercept higher-grade, known mineralization encountered by previous drilling in the 1980’s.

We will continue exploration work on the TY Gold property and will meet the terms of the acquisition agreement unless the Company decides to not continue due to poor results or economic reasons.

There currently are no resources or reserves on the Ty property that comply with the Canadian Institute of Mining and Metallurgy (CIM) Standards on Mineral Resources and Reserves Definitions and Guidelines adopted by CIM Council on August 20, 2000. While encouraging in its results, the previous drilling at Ty was not sufficient to allow estimation of CIM compatible resources or reserves

We do not consider the Ty property to be a material property.

BLN Gold Property, Hebei Province, China

On January 20, 2004 the Company acquired an option to purchase 100% of the shares of Ginyen Recovery Inc. Ginyen Recovery Inc. has an 85% interest in a co-operative joint venture with Bo Luo Neo Wang Yuan Gold Mine Company (“BLN Gold”) of Heibei Province, China. BLN Gold holds an operational gold recovery mill; option to acquire the license to operate all existing small mines in the district; the option to explore, develop and produce gold and silver in the district and options to expand to other districts. The Company can earn a 100% interest in the private company, subject to a 5% net profits interest, by issuing 200,000 shares of the Company in four stages and paying $50,000 cash, and expending a total of $500,000 in a three-phase work program.

On October 12, 2004 we announced that we had received confirmation of approval for exploration for Wang Yuan Mine, an additional permit for exploration is to be submitted on the nearby Lan Ying Mine. The objective of this year’s exploration program is to develop sufficient gold reserves to feed the 50 ton per day mill, which is located on our optioned property. An exploration program has commenced on the Wang Yuan mine to dewater the mine and commence a sampling program on the known gold zone.

In November 2004, we announced that the exploration license for the Dong Gou Gold Mine has been negotiated by Bisheng Liu, of Beijing, China, our Vice President Corporate Administrator for this project. The terms and conditions are pursuant to the cooperative joint venture company agreement that has an option on mineral exploration rights in Hebei Province, China, covering an area of 161 kilometres.

The Dong Gou Gold Mine consists of 5.12 square kilometres. This area has had three small mines operating in the last seven years, which were mined mainly by hand by the Chinese farmers in the area. One of the mines, the Lan Ying Mine, appears to be the best organized mine in the area. About 90,000 tons of ore has been mined out by hand in the past, at rates of 35 tons of ore per day, grading 11 grams (1/3 of an ounce) of gold per tonne.

The term of the license is effective until a production decision is made by the Company.

The Company has no plans to pursue the option agreement or spend any further funds on this property.

Oro Property

The Company acquired the ORO (20 units) claim in the Lillooet Mining Division in British Columbia. The Company has met the terms and conditions of the acquisition agreement by issuing 25,000 of its shares to the vendor during the year ending February 28, 2005. This was the final requirement of the purchase agreement. The vendor retains a 2% net smelter return interest.

There currently are no resources or reserves on the ORO property that comply with the Canadian Institute of Mining and Metallurgy (CIM) Standards on Mineral Resources and Reserves Definitions and Guidelines adopted by CIM Council on August 20, 2000.

We do not consider the Oro property to be a material property.

Granite Mountain Property

In November 2006, we receive the results of a preliminary heavy mineral sampling program on the Dime Creek mineral property in western Alaska, about 150 miles east of Nome. Dime Creek is located 16 miles south of the Granite Mountain polymetallic prospect, also being explored by Linux Gold Corp. The Company owns 12 State of Alaska mining claims (760 acres) located on the Dime Creek alluvial gold and platinum deposit.

Jeff Keener, our project manager for our Granite Mountain exploration program, collected placer samples from six widely spaced locations along the stream, including virgin gravel, old tailings, and dumps alongside shafts. Shallow pits were dug with a shovel and placer samples were concentrated on-site with a goldpan. Multiple pans were collected from each site and bulked together as a single sample. All visible gold particles were removed and weighed to obtain placer ore-grades and the remaining concentrates were analyzed for gold, platinum, and other elements by Acme Laboratories using fire assay and ICP-ES techniques.

Two samples of virgin gravel and bedrock yielded coarse particles of lustrous placer gold with ore grades of 0.035 and 0.087 ounces of gold per cubic yard. The purity of the placer gold previously recovered on Dime Creek is unusually high and reported to be 950 fine. No grains of native platinum were observed in the pan samples, however, assays of the remaining concentrates returned concentrations of 633 ppb and 9230 ppb of platinum for the respective placer samples. Other samples of tailings and dumps yielded finer grains of placer gold and contained up to 816 ppb platinum.

The alluvial deposits on Dime Creek are composed of mostly volcanic andesite and basalt sand and gravel with occasional cobbles of intrusive olivine dunite. Where seen, bedrock underlying the stream is the same volcanic rock as found in the gravel. This relationship and in consideration of the high purity of placer gold and the significant component of platinum suggests a mafic-ultramafic source for the precious metals.

Based on the positive results of the preliminary sampling and the observation that large amounts of un-mined placer material remain within the drainage, Keener recommends a Phase One placer examination in 2007. This program would include mapping and sampling of the old mine workings, digging pits and sampling placer gravel in un-mined ground, and identifying targets for mechanical exploration in 2008. In addition to the placer examination, soil and rock samples would be collected along valley walls and rims to investigate possible sources for the gold and platinum found in the stream deposits.

Other nearby streams were also sampled for heavy minerals, including the upper part of Quartz Creek, several miles northwest of Granite Mountain. Multiple-pan, bulk samples were collected within an old placer mine pit, yielding fine grains of placer gold and giving ore-grades of 0.003 and 0.008 ounces of gold per cubic yard. The remaining concentrates were analyzed by Acme Laboratories using ICP-MS techniques and resulted in 92.5 ppm and 186.2 ppm uranium, as well as elevated amounts of hafnium, niobium, tantalum, yttrium, thorium, tungsten, and zircon. These results suggest an intrusive source of rare-earth zircon and warrant further geological investigation in the upper part of the drainage.

The preliminary results of the 2006 exploration program indicate two new and significant gold anomalies were located by geochemical sampling of soils and rocks, one at the head of the Kiwalik River and the other on the lower reach of Quartz Creek. Limited core drilling verified significant base metal mineralization at the Saddle Prospect and indicate gold mineralization at the Quartz Pluton Prospect. Pan samples of alluvial deposits at Dime Creek revealed high-grade placer gold and platinum concentrations, as well, as uranium at the head of Quartz Creek.

The results of the 2006 exploration program suggest the potential to locate important deposits of precious and base metals on the Granite Mountain and Dime Creek properties. The following highlights are offered for review:

Samples of mineralized rocks at the surface of the Saddle Prospect yielded assays of up to 2.58 g/t gold, 250 g/t silver, and 3.0% combined lead and zinc. Soil samples collected on a 100m x 100m grid placed over the Saddle Prospect defined a new precious metal anomaly on an altered contact zone over an area measuring 1,500 meters by 200 to 300 meters with concentrations of gold to 148 ppb and silver to 12.8 ppm. Coincident arsenic anomalies (arsenic to 9,817 ppm) are found in soils overlying the plutonic and volcanic rocks outboard of the gold and silver anomaly within the contact zone.

A new gold prospect was found in exposures of oxidized veins within intensely altered plutonic rocks along Quartz Creek at the north end of the claims. Grab samples of rocks, over a distance of 550 meters of exposed gossan, yielded assays of gold from114 to 325 ppb, silver from 10.6 to 35.4 ppm, with copper to 872 ppm and combined lead and zinc to 2.1%.

The Gossan Ridge soil grid (100m x 100m) was extended to the west and indicate a low-level precious metal anomaly over an area of about 1,300 meters x 100 to 400 meters with concentrations of gold to 66 ppb, silver to 9.5 ppm, lead to 2,163 ppm, and zinc to 3,223 ppm.

Pan concentrates collected from the head of Quartz Creek yielded visible grains of gold and values of uranium to 186.2 ppm and thorium to 685.9 ppm.

Significant molybdenum-uranium mineralization was found in silicified, syenite breccia at the Peace River Prospect where rock samples gave concentrations of molybdenum from 587 to 632 ppm, uranium from 65.8 to 131.9 ppm, and silver to 4.0 ppm. Two rock samples collected near this site in 2005 assayed 1,111 and 1,159 ppm molybdenum with copper to 561 ppm copper and silver to 5.1 ppm.

Pan samples of alluvial gravels within old placer workings on Dime Creek yielded grades of 1.4 to 3.5 grams of coarse gold per cubic meter. Assays of the pan concentrates yielded platinum from 0.63 to 9.23 g/t and chromium to 1.2%. Documentation of early mining indicates that the placer gold found on Dime Creek is of unusually high purity, averaging 960 fine. The high purity of the placer gold and the presence of platinum and chromium in the concentrates suggests the presence of mineralized plutonic rocks within the drainage.
  Two other gold prospects were found in scout sampling with gold assays as high as 3.48 g/t in soils collected near an exposure of silicified volcanic rocks.

Four small-diameter (BXTW), diamond drill holes were also completed for a total of 2,970 feet during 2006 and the final results from the split core samples have been received. All drill holes intersected well mineralized, hydrothermally altered volcanic rocks, intruded by dikes or sills of syenite and granodiorite, and both invaded by later swarms of narrow rhyolitic to dacitic dikes. Alteration patterns exhibit propyllitic, sericitic, and potassic assemblages going into the plutonic rocks. The volcanic rocks are composed of clastic flows, from fine-grained tuffs and siltstones to coarse sandstones. The volcaniclastic country rocks display brittle fracture and have high to very high quartz and quartz-carbonate vein densities. These rocks are considered to be ideal hosts for deposition of fracture-filling mineralization.

The best results were found in Hole 3 (KW06-03), drilled to a depth of -499 feet at an angle of -60° to explore the contact zone of the volcanic country rock and altered intrusive rocks at the Saddle Prospect. Significant base metal mineralization was intersected at the surface. >From -5 feet to -110 feet, six 5-ft intervals exceeded 1,000 ppm lead (up to 6,600 ppm) and twelve intervals exceeded 1,000 ppm zinc with three intervals exceeding 10,000 ppm (1.1% to 2.3%) zinc and silver is present to 10.2 grams per ton.

Hole 2 (KW06-02) was placed at the Quartz Pluton Prospect, located ~2,000 meters south of Hole 3, and was also drilled at an angle of -60° to explore the contact zone to a depth of 767 feet. This hole intersected rocks similar to Hole 3 and penetrated a stibnite rich zone from -260 feet to -420 feet where seventeen 5-ft intervals exceeded 100 ppm antimony with two intervals exceeding 4,000 ppm. Towards the base of the antimony zone, vein densities increase and the volcaniclastic andesite is intruded by dacite breccia with a narrow zone of gold mineralization from -395 to -405 feet. Assays for gold average 0.28 grams per ton and silver average 9.15 grams per ton within the breccia zone.

Jeff Keener, project geologist, has noted that polymetallic mineralization has been traced for 17 kilometers along the Kiwalik Mineral Trend and that the evidence gathered so far, suggests the possibility of locating porphyry-related epithermal and mesothermal vein deposits, as well as intrusive-hosted gold and molybdenum deposits on the Granite Mountain mining claims. In addition, Keener says the Dime Creek alluvial gold and platinum deposit has a high potential for development and production. Keener recommends a 9,000 feet drilling program with details of the 2007 exploration program to be announced.

In February 2007, the 2007 exploration program was submitted by our Geologist, Jeff Keener. The exploration program on the Dime Creek & Quartz Creek (near Granite Mountain, Alaska) will consist of mapping historical placer workings, collecting pan samples from the placer workings and in un-mined ground, and to analyze the concentrates for gold, platinum and uranium. The goal of this program is to identify placer and lode drill targets, and determine the source of the high grade pan concentrates for potential lode deposits.

The Dime Creek and Quartz Creek properties assays from 7 pan concentrates are as follows:

Sample #	Location	(oz/m3) Placer Grade	ICP - MS*
			Au (ppb)	Pt (ppb)	U (ppm)
60302	Dime Ck	0.113	786	9230	0.6
60305	Dime Ck	0.045	84	633	0.5
60306	Dime Ck	0.006	6	816	0.6
60307	Dime Ck	nil	3	127	0.6
60317	Unnamed Ck	0.003	749	13	36
60321	U. Quartz Ck	0.004	325	5	92.5
60322	U. Quartz Ck	0.010	713	7	186.2
* ICP - MS performed after removal of coarse placer gold

Jeff Keener completed the placer grades, Alaska Assay Labs did the fire assays, and Acme Analytical Lab did the Pt and U ICP-MS analysis.

An additional work program for 2007 is to be announced on the Granite Mountain property, in Alaska, upon completion of last year’s exploration report.

We do not consider the Granite Mountain property to be a material property.

Livengood-Tolovana Mining District Claims

In May of 2006, the Company staked 6,400 acres of mineral exploration claims in the Livengood-Tolovana Mining District. Linux Gold Corp is 100% owner of the claims. The Linux Gold Corp claims are strategically placed to capture key target areas for gold mineralization based upon new data issued by the state Geological Survey. Exploration will focus toward collecting large volume samples in search of low-grade, high tonnage deposits with locally high-grade gold concentrations, characteristic of the gold-endowed geologic setting.

We do not consider the Livengood-Tolovana property to be a material property.

Ester Dome Claims

The Company acquired an option to purchase a 100% interest in 26 mining claims in the Ester Dome area near Fairbanks, Alaska for US$10.3 million, to be paid in cash and shares, in stages, over a two-year period. The owner of the 26 claims considers the land was and is the primary source for the majority of Placer Gold that has been mined from Ester Creek and its drainage over many years.

It was announced on September 9, 2007, a major gold/silver discovery was located on the claims, with a potential strike length of 6,500’, width of 100’ and minimum depth of 100’ of high grade gold and silver values based on the sampling and trenching program completed this year. The area has been re-sampled and results are pending.

Drilling is planned on the mineralized zone this year, to confirm gold and silver values on the property.

We do not consider the Ester Dome Claims to be a material property.

General and Administrative Expenses

Third Quarter

During the nine months ending November 30, 2007, we received $nil in revenues from operations as compared to $nil revenues for the nine months ending November 30, 2006.

Administrative expenses for the nine months ending November 30, 2007 totaled $1,590,602 as compared to $1,657,456 for the nine months ending November 30, 2006. Consulting and subcontract expenses decreased to $96,089 in 2007 from $418,995 in 2006 due to there being less stock options issued to consultants and insignificant corresponding stock-based compensation expense in the nine-month period ended November 30, 2007. Travel and promotion increased to $157,760 for the nine months ending November 30, 2007 from $150,790 for the nine months ending November 30, 2006 due to increased activities in the Company. Imputed interest expense decreased to $3,295 in 2007 as compared to $51,599 in 2006 due to a decrease in related party loans. Office, rent and telephone charges decreased to $22,209 in 2007 as compared to $78,644 in 2006 due to sharing of office space and facilities with related companies. Interest expense increased to $1,041,334 from $847,741 for the nine months ending November 30, 2007 due to the accretion of the discount on the Convertible Discount Notes in 2007 for nine months versus only six months in 2006. Amortization of debt issue costs increased to $173,175 in 2007 from $21,880 in 2006 due to the nine months versus the six months amortization period and a final adjustment made at the end of the convertible debt. Interest income decreased to $437 as at November 30, 2007 compared to $31,298 as at November 30, 2006 due to a decrease in term deposits and cash in the bank.

Summary of Quarterly Results

The following information is provided for each of the Company’s eight most recently completed quarters:

Quarter Ending	Revenue $	Net Loss $	Loss Per Share
November 30, 2007	-	(524,902)	(0.01)
August 31, 2007	-	(584,978)	(0.01)
May 31, 2007	-	(610,706)	(0.01)
February 28, 2007	-	(1,387,508)	(0.02)
November 30, 2006	-	(858,204)	(0.01)
August 31, 2006	-	(1,182,932)	(0.02)
May 31, 2006	-	(470,226)	-
February 28, 2006	-	(235,249)	-
November 30, 2005	-	(191,493)	-

Liquidity and Capital Resources

A private placement for 3,000,000 units at US$0.20 per unit, to raise US$600,000 closed on February 22, 2006. Each unit consists of one common share and one-half warrant. Two one-half warrants will enable the holder to acquire an additional common share over a two year period at US$0.25 in the first year and US$0.30 in the second year. A finder’s fee of 100,000 shares was issued. Proceeds from this private placement are to be applied as follows:

Granite Mountain Exploration	$250,000
Commission	$45,000
Working capital and Accounts Payable	$295,000
Cost of offering	$10,000

On May 8, 2006 the Company completed a US$2,000,000 convertible debenture. US$1,500,000 was funded at closing with the remaining US$500,000 funded on the filing of the resale registration statement on June 29, 2006. The Secured Convertible Discount Notes were issued at an original issue discount of 5%, are convertible in to common stock of the company at a conversion price of US$0.40 and matured on November 8, 2007. The investors also received five-year warrants to purchase in aggregate 5,000,000 shares of common stock of the Company at an exercise price of US$0.50 and warrants to purchase in aggregate 2,500,000 shares of common stock of the Company at an exercise price of US$0.52. Pursuant to the subsequent financing clause of the warrant agreement, all existing warrants have been repriced to US$0.20. In addition, an aggregate of 5,624,999 addition warrants exercisable at US$0.20 which expire on May 8, 2011 and an aggregate of 1,874,999 warrants exercisable at US$0.20 which expire on June 28, 2011 were issued under the terms of the subsequent financing clause.

On May 31, 2007 the Company completed a private placement of common stock and warrants raising gross proceeds of $615,195. The Company issued 2,825,000 units, consisting of one share of restricted common stock of Linux Gold Corp. and one warrant for every two shares purchased, exercisable at either US$0.25 in the first year or US$0.30 in the second year.

During the nine-month period ending November 30, 2007 the Company issued 212,500 common shares for total proceeds of $24,020 pursuant to the exercise of stock options.

During the nine-month period ending November 30, 2007 the Company issued 430,000 common shares for total proceeds of $94,502 pursuant to the exercise of warrants.

Pursuant to the Convertible Debenture, during the nine-month period ending November 30, 2007, the Company issued 7,985,225 common shares as monthly redemptions as required by the note.

As at November 30, 2007, the Company had a working capital deficit of $6,342 as compared to working capital of $340,634 at November30, 2006.

The Company will need to keep obtaining financing to continue its ongoing operations. In the past, the Company has derived most of its development and operating capital primarily from the issuance of its common stock.

We have been successful in the past in acquiring capital through the issuance of shares of our common stock and through advances from related parties. Although we intend to continue utilizing these sources, there has been no assurance in the past that these sources and methods would continue to be available in the future. The President of the Company has provided his commitment to provide and/or arrange any funds necessary to maintain the ongoing operations and status of a publicly traded company on mutually agreeable. In the event that the President of the Company was not able to raise funds, and no other sources of capital were available to us in the future on a reasonable financial basis, the Company would face the same obstacles as many small, undercapitalized companies do, and, in the worst case, we could be forced to reorganize or liquidate, either of which consequence would likely have an adverse financial effect upon our shareholders.

As we explore our properties, we decide which ones to proceed with and which ones to abandon. To fully exercise the options under various agreements for the acquisition of interests in properties located in Canada, Alaska and China, we must incur exploration expenditures on the properties and make payments to the optionors as follows:

Property	Year	Option/Advance Royalty Payment	Expenditure Commitment	Number of Shares

TY, BC, Canada	2005	$ -	$ -	50,000
	2006
ORO, BC, Canada	2005	$ -	$-	-
	2006
BLN Gold Property, Hebei Province, China	2005- 2006	$ 45,000	$ 472,000	150,000

These amounts may be reduced in the future as we determine which properties are of merit and abandon those with which we do not intend to proceed.

Related Party Transactions

For the nine months ending November 30, 2007, the Company incurred management fees of $22,500 (2006 - $22,500) to a company controlled by the spouse of the President of the Company.

For the nine months ending November 30, 2007, we incurred director’s fees of $9,000 (2006 - $9,000) for our President and Chairman of the Board.

At November 30, 2007, the Company is indebted to a company where the President of the Company is a director in the amount of $30,970 and to the President of the Company in the amount of $13,257, representing expenses paid on behalf of the Company. These amounts are non-interest bearing, unsecured and have no specific terms of repayment.

Additional Disclosure for Venture Issuers Without Significant Revenue

During the nine months ending November 30, 2007, the Company incurred the following amounts on its mineral property claims:

As at November 30, 2007
	Alaska Mineral Property	British Columbia Mineral Property	China Mineral Property
Acquisition Costs:	24,132	-	-
Exploration and Development Costs:
Staking and Recording Fees Geological Consulting Assays Field Supplies Transportation	69,442 17,135 6,657 8,655 3,963	- - - - -	- - - - -
Incurred During the Period	129,984	-	-

Outstanding Share Data

The Company’s authorized share capital consists of 200,000,000 Common Shares without par value. Of these, 82,701,824 were issued and outstanding as at November 30, 2007.

As at November 30, 2007 the following options and share purchase warrants were outstanding:

	# of Warrants	Exercise Price	Expiry Date
	2,777,777	US$0.20	December 06, 2007
	1,447,500	US$0.30	February 22, 2008
	4,900,000	US$0.50	May 8, 2011
	2,500,002	US$0.52	May 8, 2016
	1,412,500	US$0.25 yr 1/US$0.30 yr 2	June 1, 2009

Total	13,037,779

	# of Stock Options	Exercise Price	Expiry Date
	1,225,000	US $0.10	February 21, 2008
	350,000	US $0.10	February 25, 2008
	75,000	US $0.30	April 22, 2009
	12,500	US$0.20	November 9, 2009
	25,000	US$0.34	June 29, 2011
	1,500,000	US$0.35	August 9, 2011
	25,000	US$0.25	November 2, 2011
	50,000	US$0.25	December 8, 2011
	250,000	US$0.20	October 18,2012
	50,000	US$0.31	November 7, 2012

Total	3,562,500

Subsequent Events

On December 3, 2007, the Company issued 352,961 common shares upon the conversion of US$77,146 of convertible debt. This conversion represents repayment of the convertible debenture in full.

Cease Trade Order

On December 3, 2007 the British Columbia Securities Commission (BCSC) issued a Cease Trade Order for Linux Gold Corp. citing a failure to file a technical report and non-compliant disclosure. The commission staff found that the technical report filed on SEDAR on February 22, 2006 was not prepared by a qualified person. The commission staff also found that our disclosure in the offering memorandum dated April 5, 2007 did not disclose repayment of debt to related parties. On December 31, 2007, Linux Gold

Corp. submitted to the BCSC a technical report dated as of March 20, 2007 which had not yet been filed on SEDAR and a revised offering memorandum.

As of January 28th, 2007, we are waiting for a response of the BCSC review of the revised documents. Upon receipt of the BCSC approval of the revised documents, Linux Gold Corp. will be immediately filing the documents on SEDAR to comply with the requirements to rectify the continuous disclosure deficiencies. At such time, the Cease Trade Order will be revoked by the BCSC.

Controls and Procedures

The Company’s management has evaluated the effectiveness of Linux Corp.’s disclosure controls and procedures and has concluded that such disclosure controls and procedures are effective for the quarter ending November 30, 2007. No changes were made in internal controls over financial reporting during the quarter ended November 30, 2007, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Caution on Forward-Looking Statements

This Management Discussion and Analysis may contain certain forward-looking statements, including management's assessment of future plans and operations, and capital expenditures and the timing thereof, that involve substantial known and unknown risks and uncertainties, certain of which are beyond the Company's control. There can be no assurance that such statements will prove accurate, and actual results and developments are likely to differ, in some case materially, from those expressed or implied by the forward-looking statements contained in this press release. Readers of this press release are cautioned not to place undue reliance on any such forward-looking statements.

Forward-looking statements contained in this press release are based on a number of assumptions that may prove to be incorrect, including, but not limited to: timely implementation of anticipated drilling and exploration programs; the successful completion of new development projects, planned expansions or other projects within the timelines anticipated; the accuracy of reserve and resource estimates, if any, grades, mine life and cash cost estimates; whether mineral resources can be developed; title to mineral properties; financing requirements; changes in laws, rules and regulations applicable to Linux, and changes in how they are interpreted and enforced, delays resulting from or inability to obtain required regulatory approvals and ability to access sufficient capital from internal and external sources, the impact of general economic conditions in Canada, and the United States, industry conditions, increased competition, the lack of availability of qualified personnel or management, fluctuations in foreign exchange, stock market volatility and market valuations of companies with respect to announced transactions. The Company's actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements, including those described in the Company's Financial Statements, Management Discussion and Analysis and Material Change Reports filed with the Canadian Securities Administrators and available at www.sedar.com, and the Company’s 20-F annual report filed with the United States Securities and Exchange Commission at www.sec.gov. Accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits, including the amount of proceeds, that the Company will derive therefrom.

Readers are cautioned that the foregoing list of factors is not exhaustive. All subsequent forward-looking statements, whether written or oral, attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these cautionary statements. Furthermore, the forward-looking statements contained in this news release are made as at the date of this news release and the Company does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities laws.

Approval

The Board of Directors of the Company has approved the disclosure contained in this MD&A. A copy of this Annual MD&A will be provided to anyone who requests it.

Additional Information

Additional Information relating to the Company is on SEDAR at www.sedar.com